UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

11117

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 18, 2009

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$64,876,163	$86,884,225
Loans to participants	6,194,766	5,691,627
Receivables:
Participant contributions	112,238	—
Employer contributions	3,931,468	1,409,768

Total receivables	4,043,706	1,409,768

Net assets available for benefits before adjustment	75,114,635	93,985,620

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	253,649	(118,071)

Net assets available for benefits	$75,368,284	$93,867,549

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
(Deductions) additions to net assets attributed to:
Investment (loss) income:
Interest and dividends	$2,742,637	$3,421,687
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	(16,963,960)	1,530,228
Mosaic Stock Fund	(13,885,330)	11,088,755

Net investment (loss) income	(28,106,653)	16,040,670

Contributions:
Participants	9,492,350	7,344,272
Employer	6,147,017	2,943,683

Total contributions	15,639,367	10,287,955
Asset transfers from Mosaic Investment Plan	28,791	3,691
Other	36,513	9,941

Total (deductions) additions	(12,401,982)	26,342,257

Deductions from net assets attributed to:
Benefits paid	5,956,391	5,664,473
Asset transfers to Mosaic Investment Plan	36,853	—
Administrative fees	104,039	82,043

Total deductions	6,097,283	5,746,516

Net (decrease) increase	(18,499,265)	20,595,741
Net assets available for benefits:
Beginning of year	93,867,549	73,271,808

End of year	$75,368,284	$93,867,549

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective-bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union) at the Florida concentrates operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union) at the Florida minerals operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility (through December 23, 2003);

Employees represented by Local #12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);

Employees represented by Local #1G Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, South Fort Meade and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC (through December 11, 2008); and

Employees represented by Local #13-748 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to a certain collective bargaining agreement, certain represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck 1% of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than 60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

4	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of 1% to 50% each pay period on a before-tax basis subject to Internal Revenue Service (IRS) tax limits. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective-bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. The Company contribution to the DCRP feature is based on a percentage of employee’s eligible base pay. Pursuant to certain collective bargaining agreements, the Plan was amended to allow certain participants to freeze their defined benefit accruals and begin participating in the DCRP feature of the Plan. Employees eligible to participate in the DCRP who contribute to the 401(k) feature are eligible to receive enhanced Company matching contributions. The Plan has become the primary retirement vehicle for employees covered by certain collective bargaining agreements. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among eleven investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either five years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2008, employer contributions were reduced by $20,261 from forfeited nonvested accounts. In 2007, employer contributions were reduced by $17,648 from forfeited nonvested accounts.

5	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59½ or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70½. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loan is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

Loans to participants are valued at their outstanding balances.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreement) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	New Accounting Pronouncements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements

6	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2008 and 2007

but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157. Refer to Note 3 for disclosures provided for fair value measurements of plan investments.

(d)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) issued FASB Staff Position, (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan invests in a common collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reports the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $253,649 and ($118,071) as of December 31, 2008 and 2007, respectively, in the accompanying Statements of Net Assets Available for Benefits.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)	Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements. SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

7	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2008 and 2007

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Instruments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Common stock	$10,631,014	$—	$—	$10,631,014
Mutual funds	34,843,028	—	—	34,843,028
Common/collective trust fund	—	19,402,121	—	19,402,121

Total investments measured at fair value	$45,474,042	$19,402,121	$—	$64,876,163

The Plan’s valuation methodology used to measure the fair values of common stock traded on national exchanges are valued at their closing market prices. Mutual funds are valued at their quoted net asset value.

The common/collective trust fund is made up of investments in traditional contracts issued by insurance companies and banks, alternative investment contracts, and short-term investments. For traditional investment contracts, fair value is determined by calculating the present value of expected future cash flows for each contract. A contract represents contributions made plus interest accrued at the contract rate, less withdrawals. The fair value for alternative investment contracts is determined by aggregating the market value of the underlying investment in Vanguard mutual funds and bond trusts plus the value of the wrap contract, if any. The investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the NYSE on the valuation date. Short-term investments are made up of investments in Vanguard’s Prime Money Market fund which is valued from quoted net asset values.

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2008	2007
Mutual funds:
Vanguard 500 Index Inv.	$4,927,897	$9,254,734
Vanguard PRIMECAP Fund	7,569,054	15,786,365
Vanguard LifeSt Mod Growth	5,698,293	8,811,975
PIMCO Total Return Bond	6,601,213	4,774,631
Common collective trust funds:
Vanguard Retirement Savings Trust	19,402,121	15,604,519
Mosaic Stock Fund	10,631,014	16,175,252

8	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator and the Plan’s counsel believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan, as amended, is qualified and is tax exempt.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2008 and 2007, approximately 14% and 17% of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

Schedule

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer	Description	Number of shares	Current value
PIMCO	PIMCO Total Return Bond	651,007	$6,601,213
T. Rowe Price Trust Co.	T. Rowe Price Small Cap Stock	35,222	687,543
Vanguard Fiduciary Trust Company*	Vanguard Total Int’l Stock Inx	309,207	3,336,346
	Vanguard LifeSt Growth Fund	49,022	784,356
	Vanguard 500 Index Inv	59,308	4,927,897
	Vanguard PRIMECAP Fund	169,938	7,569,054
	Vanguard LifeSt Conserv Growth	177,453	2,360,129
	Vanguard Windsor II Fund	150,612	2,878,197
	Vanguard Retirement Savings Trust	19,655,770	19,402,121
	Vanguard LifeSt Mod Growth	377,871	5,698,293
The Mosaic Company*	Mosaic Stock Fund	307,255	10,631,014
Loans to 914 participants*	Varying maturities with interest rates ranging from 5% to 9.5%		6,194,766

			$71,070,929

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the People Working Group of The Mosaic Company and on the dates indicated.

Signature	Title	Date

/s/ Norman B. Beug
Norman B. Beug	People Working Group	June 18, 2009

/s/ Anthony T. Brausen
Anthony T. Brausen	People Working Group	June 18, 2009

/s/ Sean Butler
Sean Butler	People Working Group	June 18, 2009

/s/ Gary N. Davis
Gary N. Davis	People Working Group	June 18, 2009

/s/ Paula Holden
Paula Holden	People Working Group	June 18, 2009

/s/ Richard N. McLellan
Richard N. McLellan	People Working Group	June 18, 2009

/s/ Dennis Orke
Dennis Orke	People Working Group	June 18, 2009

/s/ Cindy C. Redding
Cindy C. Redding	People Working Group	June 18, 2009

/s/ Brian Warren
Brian Warren	People Working Group	June 18, 2009

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1